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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

ILLINI CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

45177K 107

(CUSIP Number)

Matthew C. Boba, Esq.
Executive Vice President and
General Counsel
Howe Barnes Investments, Inc.
222 South Riverside Plaza
7th Floor
Chicago, Illinois 60606-5808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.	13 G	Page of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HBI Private Equity Fund I, L.P. 20-0902609

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

	5.	Sole Voting Power
		44,082
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		44,082
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,082

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.

     This statement relates to Illini Corporation, an Illinois corporation (the “Issuer"). The address of the Issuer’s principal executive offices is 3200 West Iles Avenue, Springfield, Illinois 32707.

Item 2.

     This statement is being filed by HBI Private Equity Fund I, L.P., an Illinois Limited Partnership (“HBI Fund"). The principal address of HBI Fund is 222 South Riverside Plaza, 7th Floor, Chicago, Illinois 60606-5808.

     This statement relates to the Common Stock, $0.01 par value, of the Issuer, Cusip No. 45177K 107

Item 3. Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned: 44,082.

(b)	Percent of Class: 8.1%.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 44,082.

(ii)	shared power to vote or to direct the vote: 0.

(iii)	sole power to dispose or to direct the disposition of: 44,082.

(iv)	shared power to dispose or direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 45177K 107	Page 2

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45177K 107	Page 3

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HBI Private Equity Fund I, L.P.
By:	HBI Investment Funds, L.L.C.,
as General Partner

/s/ Daniel E. Coughlin Daniel E. Coughlin Managing Director

Dated: February 24, 2005